SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-4
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)

                     Franklin Credit Management Corporation
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    353487101
                                    ---------
                                 (CUSIP Number)

                                 Kimberley Shaw
                     Franklin Credit Management Corporation
                               Six Harrison Street
                            New York, New York 10013
                                 (212) 925-8745

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 8, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                               (Page 1 of 4 pages)

--------------------------------------------------------------------------------
     CUSIP No. 353487101                 13D                  Page 2 of 4 pages
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thomas J. Axon          S.S.# ###-##-####

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER

            SHARES                      3,269,284 (See Item 5)
                                ------------------------------------------------
         BENEFICIALLY             8     SHARED VOTING POWER

        OWNED BY EACH                   Not applicable.
                                ------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER

         PERSON WITH                    3,269,284 (See Item 5)
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        Not applicable.
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,269,284
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          54.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
                                (Amendment No. 4)

            The following amends the Schedule 13D dated September 9, 1996, as amended by Amendment No.1 thereto dated September 28, 1998, Amendment No.2 thereto dated July 30, 2002 and Amendment No.3 thereto dated September 9, 2002 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Thomas Axon (the "Reporting Person") with respect to the Common Stock, $.01 par value (the "Common Stock") of Franklin Credit Management Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 4, the Schedule 13D speaks as of its date.

Item 3 of Schedule 13-D, "Source and Amount of Funds or Other Consideration," is amended as follows:

            On April 8, 2003, the Reporting Person closed the sale of 60,000 shares of Common Stock of the Company for aggregate consideration of $75,000 pursuant to Stock Purchase Agreements between the Reporting Person and each of Seth Cohen, Joseph Caiazzo, DeWayne Chin, Matthew Francisco, John Devine, Darrow Hoeck, Michael Bertash, Steven Lefkowitz, Allan Lyons and William Sullivan, each dated as of April 8, 2003. The Reporting Person's total ownership of the Company's Common Stock is currently 3,269,284 shares which amount represents beneficial ownership of approximately 54.5% of the Company's Common Stock.

Item 5 of Schedule 13-D, "Interest in Securities of the Issuer," is amended as follows:

(a) The Reporting Person beneficially owns an aggregate of 3,269,284 shares of Common Stock(1), representing approximately 54.5% of the Common Stock outstanding(2).

(b) The Reporting Person has the sole power to vote and dispose of the 3,269,284 shares of Common Stock owned by him.

------------------------
(1) Does not include 11,610 shares beneficially owned by Mr. Axon's mother, Ann Axon, with respect to which shares Mr. Axon disclaims beneficial ownership. Includes 81,665 shares issuable upon exercise of options exercisable within sixty days.

(2) Percentages are based upon 5,916,527 shares of Common Stock outstanding as of April 14, 2003.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 14, 2003                         /s/Thomas J. Axon
                                                --------------------
                                                Thomas J. Axon




                                      -4-